Exhibit 99.4

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	TotalFinaElf and Russia’s Yukos Partner in Black Sea Deep Offshore Venture

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

TOTAL FINA ELF S.A.
Capital 7 050 977 980 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris - January 25, 2002 - TotalFinaElf announced today that it has formed a 50/50 joint venture with Russia’s Yukos to explore and develop the Shatsky area in the Black Sea. The area is located in Russian federal waters, at depths between 1,500 and 2,500 meters. Implementation of the agreement is subject to approval by the Russian authorities.

The first phase of work involves interpretation of seismic data already acquired by Yukos and the launch of an additional 2D seismic survey.

Entry into the Shatsky zone is in line with TotalFinaElf’s strategy of expanding its deep offshore operations, bringing the Group’s expertise to a region where no exploration drilling has ever been conducted.

In Russia, TotalFinaElf currently operates production of 12,000 barrels of oil per day under a production sharing agreement for the Khariaga field in the Timan Petchora region. A second development phase at this field will increase production to 30,000 barrels per day before the end of the year.

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